# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Savara Inc., CIK 0001160308
CUSIP: 805111101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1717 Langhorne Newtown Road, Suite 300, Langhorne, Pennsylvania (PA), 19047
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-266798
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,343,048; sole dispositive power 0; shared dispositive power 8,343,048; aggregate amount beneficially owned 8,343,048 (4.1% of the class)
  Comment: The shares listed in rows 6, 8 and 9 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,343,048; sole dispositive power 0; shared dispositive power 8,343,048; aggregate amount beneficially owned 8,343,048 (4.1% of the class)
  Comment: The shares listed in rows 6, 8 and 9 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,343,048; sole dispositive power 0; shared dispositive power 8,343,048; aggregate amount beneficially owned 8,343,048 (4.1% of the class)
  Comment: The shares listed in rows 6, 8 and 9 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 279,365; sole dispositive power 0; shared dispositive power 279,365; aggregate amount beneficially owned 279,365 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 279,365; sole dispositive power 0; shared dispositive power 279,365; aggregate amount beneficially owned 279,365 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 279,365; sole dispositive power 0; shared dispositive power 279,365; aggregate amount beneficially owned 279,365 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,239,888; sole dispositive power 0; shared dispositive power 1,239,888; aggregate amount beneficially owned 1,239,888 (0.6% of the class)
  Comment: The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,239,888; sole dispositive power 0; shared dispositive power 1,239,888; aggregate amount beneficially owned 1,239,888 (0.6% of the class)
  Comment: The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,239,888; sole dispositive power 0; shared dispositive power 1,239,888; aggregate amount beneficially owned 1,239,888 (0.6% of the class)
  Comment: The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 279,365; sole dispositive power 0; shared dispositive power 279,365; aggregate amount beneficially owned 279,365 (0.1% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 279,365 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 279,365; sole dispositive power 0; shared dispositive power 279,365; aggregate amount beneficially owned 279,365 (0.1% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 279,365 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on 203,467,845 shares of Common Stock outstanding on November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.

## Item 1. Issuer
Name of issuer: Savara Inc.
Address of issuer's principal executive offices: 1717 Langhorne Newtown Road, Suite 300, Langhorne, PA, 19047.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Statement is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Statement (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 8,343,048 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS X directly holds 279,365 shares of Common Stock. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares of Common Stock held by FLS X.

FLS XI directly holds 1,239,888 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

Except as specifically stated herein, the filing of this Statement shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (02/13/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (02/13/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (02/13/2026)
- Frazier Life Sciences X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (02/13/2026)
- FHMLS X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (02/13/2026)
- FHMLS X, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C. (02/13/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (02/13/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (02/13/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (02/13/2026)
- James N. Topper: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on January 27, 2026 (02/13/2026)
- Patrick J. Heron: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on January 27, 2026 (02/13/2026)